Exhibit 99.1

For Immediate Release:  December 10, 2025

Attention: Business Editors

VERSABANK FOURTH QUARTER RESULTS DEMONSTRATE OPERATING LEVERAGE OF BUSINESS MODEL:  STRONG GROWTH IN RPP ASSETS DRIVES RECORD REVENUE

VersaBank’s 2025 annual audited Consolidated Financial Statements and Management’s Discussion and Analysis (“MD&A”) will be available today online at www.versabank.com/investor-relations, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations. All amounts are in Canadian dollars unless otherwise noted. All interim financial information within this earnings release is unaudited and based on interim Consolidated Financial Statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. All annual financial information herein was derived from VersaBank’s 2025 annual audited Consolidated Financial Statements and MD&A.

LONDON, ON/CNW – VersaBank (or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the fourth quarter and fiscal year ended October 31, 2025. All figures are in Canadian dollars unless otherwise stated.

Consolidated Financial Summary

(unaudited)	As at or for the three months ended					As at or for the year ended
(thousands of Canadian dollars except per share amounts)	October 31 2025	July 31 2025	Change	October 31 2024	Change	October 31 2025	October 31 2024	Change
Financial results
Total revenue	$35,092	$31,583	11%	$27,285	29%	$124,641	$111,633	12%
Cost of funds*	3.15%	3.33%	(5%)	4.11%	(23%)	3.37%	4.04%	(17%)
Net interest margin*	2.29%	2.25%	2%	2.12%	8%	2.18%	2.27%	(4%)
Net interest margin on credit assets*	2.65%	2.55%	4%	2.34%	13%	2.52%	2.52%	0%
Return on average common equity*	3.89%	4.94%	(21%)	5.28%	(26%)	6.11%	10.16%	(40%)
Adjusted return on average common equity*	7.81%	7.24%	8%	5.28%	48%	7.85%	10.16%	(23%)
Net income	5,204	6,582	(21%)	5,516	(6%)	28,458	39,748	(28%)
Adjusted net income*	10,549	9,670	9%	5,516	91%	36,891	39,748	(7%)
Income per common share basic and diluted	0.16	0.20	(20%)	0.20	(20%)	0.90	1.49	(40%)
Adjusted income per common share basic and diluted*	0.33	0.30	10%	0.20	65%	1.17	1.49	(21%)
Balance sheet and capital ratios**
Total assets	$5,808,475	$5,477,489	6%	$4,838,484	20%	$5,808,475	$4,838,484	20%
Book value per common share*	16.67	16.42	2%	15.35	9%	16.67	15.35	9%
Common Equity Tier 1 (CET1) capital ratio	12.92%	13.56%	(5%)	11.24%	15%	12.92%	11.24%	15%
Total capital ratio	15.72%	16.50%	(5%)	14.48%	9%	15.72%	14.48%	9%
Leverage ratio	8.47%	8.90%	(5%)	7.38%	15%	8.47%	7.38%	15%

* See definition under ‘Non-GAAP and Other Financial Measures’ in the 2025 Annual Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

Segmented Financial Summary – QUARTERLY

(thousands of Canadian dollars)
for the three months ended	October 31, 2025
	Digital Banking Canada	Digital Banking USA	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
Net interest income	$27,399	$5,234	$-	$-	$-	$32,633
Non-interest income	250	(15)	673	1,898	(347)	2,459
Total revenue	27,649	5,219	673	1,898	(347)	35,092
Provision for (recovery of) credit losses	1,365	(46)	-	-	-	1,319
	26,284	5,265	673	1,898	(347)	33,773
Non-interest expenses:
Salaries and benefits	7,446	1,213	130	1,327	-	10,116
General and administrative	10,941	924	140	143	(347)	11,801
Premises and equipment	929	323	276	426	-	1,954
	19,316	2,460	546	1,896	(347)	23,871
Income (loss) before income taxes	6,968	2,805	127	2	-	9,902
Income tax provision	3,840	806	33	19	-	4,698
Net income (loss)	$3,128	$1,999	$94	$(17)	$-	$5,204
Total assets	5,050,922	$759,733	$10,207	$24,538	$(36,925)	$5,808,475
Total liabilities	$4,777,508	$498,822	$8,006	$28,319	$(36,853)	$5,275,802

for the three months ended	July 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
	Canada	USA
Net interest income	$26,656	$3,123	$-	$-	$-	$29,779
Non-interest income	(37)	(7)	622	1,569	(343)	1,804
Total revenue	26,619	3,116	622	1,569	(343)	31,583
Provision for (recovery of) credit losses	1,201	(20)	-	-	-	1,181
	25,418	3,136	622	1,569	(343)	30,402
Non-interest expenses:
Salaries and benefits	7,214	1,174	214	1,497	-	10,099
General and administrative	8,636	1,163	47	214	(343)	9,717
Premises and equipment	898	186	373	376	-	1,833
	16,748	2,523	634	2,087	(343)	21,649
Income (loss) before income taxes	8,670	613	(12)	(518)	-	8,753
Income tax provision	2,150	176	(35)	(120)	-	2,171
Net income (loss)	$6,520	$437	$23	$(398)	$-	$6,582
Total assets	$5,124,771	$348,389	$11,543	$25,015	$(32,229)	$5,477,489
Total liabilities	$4,790,738	$155,228	$9,491	$19,410	$(25,520)	$4,949,347
for the three months ended	October 31, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
	Canada	USA
Net interest income	$23,509	$1,392	$-	$-	$-	$24,901
Non-interest income	141	1	285	2,298	(341)	2,384
Total revenue	23,650	1,393	285	2,298	(341)	27,285
Provision for (recovery of) credit losses	(22)	(134)	-	-	-	(156)
	23,672	1,527	285	2,298	(341)	27,441
Non-interest expenses:
Salaries and benefits	9,483	437	134	1,276	-	11,330
General and administrative	5,874	365	35	513	(341)	6,446
Premises and equipment	855	105	27	602	-	1,589
	16,212	907	196	2,391	(341)	19,365
Income (loss) before income taxes	7,460	620	89	(93)	-	8,076
Income tax provision	2,429	155	(9)	(15)	-	2,560
Net income (loss)	$5,031	$465	$98	$(78)	$-	$5,516
Total assets	$4,602,360	$226,319	$3,434	$23,564	$(17,193)	$4,838,484
Total liabilities	$4,343,878	$90,716	$1,371	$28,894	$(25,578)	$4,439,281

Segmented Financial Summary - ANNUAL

(thousands of Canadian dollars)
for the year ended	October 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
	Canada	USA
Net interest income	$103,265	$12,903	$-	$-	$-	$116,168
Non-interest income	460	(39)	2,206	7,245	(1,399)	8,473
Total revenue	103,725	12,864	2,206	7,245	(1,399)	124,641
Provision for (recovery of) credit losses	4,553	(140)	-	-	-	4,413
	99,172	13,004	2,206	7,245	(1,399)	120,228
Non-interest expenses:
Salaries and benefits	25,785	5,015	814	6,370	-	37,984
General and administrative	29,560	3,484	574	1,508	(1,399)	33,727
Premises and equipment	3,677	722	820	1,805	-	7,024
	59,022	9,221	2,208	9,683	(1,399)	78,735

Income (loss) before income taxes	40,150	3,783	(2)	(2,438)	-	41,493

Income tax provision	12,538	1,111	-	(614)	-	13,035

Net income (loss)	$27,612	$2,672	$(2)	$(1,824)	$-	$28,458

Total assets	$5,050,922	$759,733	$10,207	$24,538	$(36,925)	$5,808,475

Total liabilities	$4,777,508	$498,822	$8,006	$28,319	$(36,853)	$5,275,802

for the year ended	October 31, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/ Adjustments	Consolidated
	Canada	USA
Net interest income	$101,263	$1,392	$-	$-	$-	$102,655
Non-interest income	698	1	1,183	8,455	(1,359)	8,978
Total revenue	101,961	1,393	1,183	8,455	(1,359)	111,633

Provision for (recovery of) credit losses	(134)	(134)	-	-	-	(268)
	102,095	1,527	1,183	8,455	(1,359)	111,901

Non-interest expenses:
Salaries and benefits	26,523	437	526	5,298	-	32,784
General and administrative	18,324	365	242	1,597	(1,359)	19,169
Premises and equipment	3,292	105	120	1,638	-	5,155
	48,139	907	888	8,533	(1,359)	57,108

Income (loss) before income taxes	53,956	620	295	(78)	-	54,793

Income tax provision	14,860	155	41	(11)	-	15,045

Net income (loss)	$39,096	$465	$254	$(67)	$-	$39,748

Total assets	$4,602,360	$226,319	$3,434	$23,564	$(17,193)	$4,838,484

Total liabilities	$4,343,878	$90,716	$1,371	$28,894	$(25,578)	$4,439,281

Management Commentary

“The fourth quarter was a very strong finish to a transformational fiscal 2025 and indicative of the momentum in our Digital Banking business as we increasingly benefit from the operating leverage in our cloud-based, business-to-business bank, driven by growth in both the United States and Canada,” said David Taylor, Founder and President, VersaBank. “The rapidly accelerating ramp up of our Receivable Purchase Program (“RPP”) in the US, alongside steady growth of our RPP in Canada, resulted in a very healthy year-over-year increase in credit assets of 20% to a new record, which, combined with a steady expansion of our net interest margin, drove year-over-year revenue growth of 29%, also reaching a new all-time high. With the steady improvement in efficiency, that translated into an 91% increase in adjusted net income, which excludes the one-time costs associated with our reorganization to realign our corporate structure to a standard US bank framework.”

“We expect this momentum to continue throughout fiscal 2026 driven by anticipated continued growth in our RPP portfolio both north and south of the border.  Notably, in the US, our most significant growth opportunity, we will see the benefit of the higher operating leverage there as growth in the RPP continues to quickly ramp up, with the majority of our cost structure already in place.  We expect strong growth in the US to be complemented by continued solid growth in Canada, where spending in the verticals on which we focus remains resilient.  We also expect to incrementally benefit from our new Enhanced CHMC Lending Program in Canada, which we launched recently, and which has de minimis operating costs.  We expect to capitalize on these growth opportunities with minimal expansion of our non-interest expenses.”

 “In addition to anticipated growth in our core Digital Banking business next year, early in fiscal 2026 we expect to commercially launch what we believe will be the first tokenized deposit issued in both US and Canadian currencies.  VersaBank’s proprietary Real Bank Deposit Tokens™, based on the Bank’s unique VersaVault® encryption technology, have the potential to both be a new driver of very low-cost deposits for the Bank, as well as an additional source of low-cost revenue as one of the first and most secure of such technologies for banks in both the US and Canada to bring the superior security and operability of the blockchain to conventional deposit and payment functionality, with very clear superiority to non-bank issued stablecoins.”

Highlights for the FOURTH Quarter of Fiscal 2025

Consolidated (Canadian and US Digital Banking Operations, Digital Meteor and DRTC)

•	Total assets increased 20% year-over-year and 6% sequentially to a record $5.8 billion, with the increase driven primarily by growth of the Digital Banking operations’ credit asset portfolios, in particular, the Receivable Purchase Program (“RPP”) portfolio, in both the US and Canada;

•	Consolidated total revenue increased 29% year-over-year and increased 11% sequentially to a record $35.1 million, with the year-over-year and sequential increases primarily due to the continued growth in credit assets, which were up 20% year-over-year and 6% sequentially;

•	Consolidated net income was $5.2 million compared with $5.5 million for the fourth quarter of last year and $6.6 million for the third quarter of fiscal 2025. Consolidated net income for the fourth quarter of fiscal 2025 included $5.7 million (before tax) of non-interest expenses related primarily to the costs associated with the Reorganization (previously referred to as the Proposed Realignment of Corporate Structure, see note below), as well as higher than typical tax provision attributable to various one-time tax expense adjustments;

•	Consolidated adjusted net income was $10.5 million, an increase of 91% year-over-year and an increase of 9% sequentially;

•	Consolidated income per common share was $0.16 compared with $0.20 for the fourth quarter of last year and $0.20 for the third quarter of 2025. In addition to the impact of the items noted above, the decrease compared to the fourth quarter of fiscal 2024 was due to the 25% higher number of shares outstanding following the treasury common share offering in December 2024;

•	Consolidated adjusted income per common share was $0.33 compared with $0.20; and,

•	As at October 31, 2025, the Bank has purchased and cancelled 573,251 common shares under its Normal Course Issuer Bid (NCIB), under which the Bank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float (as of April 28, 2025).

Digital Banking (Combined Canada and US)

•	Total Digital Banking operations (combined Canada and US) credit assets increased 20% year-over-year and 6% sequentially to a record $5.07 billion, driven primarily by strong growth in each of the US and Canadian RPP portfolios, which, combined, increased 22% year-over-year and 6% sequentially;

•	Total Digital Banking operations revenue increased 31% year-over-year and 11% sequentially to a record $32.9 million, with the year-over-year and sequential increases primarily due to the continued growth in credit assets;

•	Total Digital Banking operations net interest margin on credit assets increased 31 bps, or 13%, year-over-year, and decreased 10 bps, or 4% sequentially, to 2.65%. The year-over-year increase was primarily due to the lower cost of funds, attributable to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024 and which is no longer inverted. The sequential decrease reflects the impact for elevated liquidity held to support a capital infusion in VersaBank USA and lower yield attributable to the increase in the RPP, which is composed of lower risk-weighted, lower yielding assets, partially offset by lower cost of funds;

•	Total Digital Banking operations overall net interest margin increased 17 bps, or 8%, year-over-year and increased 4 bps, or 2%, sequentially to 2.29%, due to lower cost of funds attributable primarily to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024, and which is no longer inverted, offset partially by lower yields primarily attributable to continued growth in the RPP portfolio which is composed of lower risk-weighted, lower yielding assets and higher than typical liquidity over the course of fiscal 2025 to support anticipated ongoing RPP growth in the US. The Bank’s net interest margin remained among the highest of the publicly traded Canadian Schedule I (federally licensed) banks;

•	Total Digital Banking operations provision for credit losses as a percentage of average credit assets remained negligible at 0.11%, compared with a 12-quarter average of 0.04%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) banks;

•	Total Digital Banking operations net income was $5.1 million compared with $5.5 million for the fourth quarter of last year and $7.0 million for the third quarter of 2025. Net income for the fourth quarter of fiscal 2025 included $5.7 million (before tax) of non-interest expenses primarily related to the Reorganization and one-time tax expense adjustments;

•	Total Digital Banking operations income per common share was $0.16 compared with $0.20 for the fourth quarter of last year and $0.21 for the third quarter of 2025. In addition to the impact of the items noted above, the decrease compared to the fourth quarter of fiscal 2024 was due to the 25% higher number of shares outstanding due to the treasury common share offering in December 2024;

•	The Bank entered into an agreement with its largest US RPP partner to date, ECN Capital Corp. (“ECN Capital”), through ECN Capital’s wholly owned subsidiary, Source One Financial Services (“Source One”) and completed an initial funding of US$61 million, with additional fundings subsequent to quarter end bringing the total fundings to Source One as of the date of this release to more than US$90 million;

•	The Bank completed total US RPP fundings in fiscal 2025 to US$310 million, surpassing its fiscal 2025 target; and,

•	The Bank expanded its RPP in both the US and Canada through the launch of a securitized financing solution for point-of-sale and other financing companies ("RPP Securitized Financing") and completed its first funding for the program.

Digital Banking Canada

Note:  The financial results for Digital Banking Canada contain certain non-interest expenses for general corporate administrative costs.

•	Canadian Digital Banking operations net income was $3.1 million compared with $5.0 million for the fourth quarter of last year and $6.5 million for the third quarter of 2025. Net income for the fourth quarter of fiscal 2025 included $5.7 million (before tax) of non-interest expenses related primarily to the one-time costs associated with the Reorganization, as well as higher income tax provision associated with various one-time tax expense adjustments;

•	Canadian Digital Banking operations net income per common share was $0.10 compared with $0.18 for the fourth quarter of last year and $0.20 for the third quarter of 2025. In addition to the impact of the items noted above, the decrease compared to the fourth quarter of fiscal 2024 was due to the 25% higher number of shares outstanding following the treasury common share offering in December 2024;

•	The Bank added two new RPP partners in Canada, including its first partner under its recently launched Securitized RPP offering; and,

•	The Bank enhanced its Canadian Mortgage and Housing Corporation ("CMHC") insured lending program such that the Bank will utilize its Canadian Mortgage Bond ("CMB") Program allocation capacity to invest in CMHC-insured multi-unit residential ("MUR") term mortgages originated by partners who are well-established leaders in the Canadian MUR mortgage industry.

Digital Banking US

•	US Digital Banking operations net income was $2.0 million compared with $465,000 for the fourth quarter of last year and $437,000 for the third quarter of 2025. The sequential increase was primarily attributable to the strong growth in the RPP portfolio. US Digital Banking operations include expenses that are being incurred ahead of asset growth and revenue generated by the ramp up of the US RPP portfolio.

Digital Meteor

•	Digital Meteor’s net income was $94,000 compared with net income of $98,000 for the fourth quarter of last year and a net income of $23,000 for the third quarter of 2025;

•	The Bank started an internal pilot program in the United States for its USDVBs, the US-dollar version of its proprietary Real Bank Deposit Tokens™ (“RBDTs”™);

•	The Bank commenced a refresh of its previously completed pilot program for its CADVBs, the Canadian-dollar version of its proprietary RBDTs™; and,

•	With the passage of the Federal Budget in Canada in November, VersaBank initiated collaborations with third-party stablecoin issuers on national bank-based, SOC2 Type 1-certified custody solutions that are consistent with the government's planned regulation for stablecoins in Canada.

DRTC’s Cybersecurity Services Operations

•	DRTC’s net loss was $17,000 compared with a net loss of $78,000 for the fourth quarter of last year and a net loss of $398,000 for the third quarter of 2025.

Highlights for the full Fiscal 2025 YEAR

Consolidated (Canadian and US Digital Banking Operations, Digital Meteor and DRTC)

•	Total assets increased 20% year-over-year to a record $5.8 billion, with the increase driven primarily by growth of the Digital Banking operations’ credit portfolios, in particular, the RPP portfolio, in both the US and Canada;

•	Consolidated total revenue increased 12% year-over-year to a record $124.6 million, with the year-over-year increase primarily due to the continued growth in credit assets, which were up 20% year-over-year;

•	Consolidated net income was $28.5 million compared with $39.7 million last year. Consolidated net income for the fiscal 2025 year included $9.9 million (before tax) of non-interest expenses primarily related to the one-time costs associated with the Reorganization, as well as higher than typical tax provision attributable to various one-time tax expense adjustments;

•	Consolidated adjusted net income was $36.9 million, a year-over-year decrease of 7%;

•	Consolidated income per common share was $0.90 compared with $1.49 last year. In addition to the impact for the items noted above, the decrease compared to fiscal 2024 was due to the 25% higher number of shares outstanding following the treasury common share offering in December 2024;

•	Consolidated adjusted income per common share was $1.17 compared with $1.49; and,

•	As at October 31, 2025, the Bank has purchased and cancelled 573,251 common shares under its Normal Course Issuer Bid (“NCIB”), under which the Bank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float (as of April 28, 2025).

Digital Banking (Combined Canada and US)

•	Total Digital Banking operations (combined Canada and US) credit assets increased 20% year-over-year to a record $5.07 billion, driven primarily by continued growth in the Bank’s RPP portfolio, which increased 22% year-over-year;

•	Total Digital Banking operations total revenue increased 13% year-over-year to a record $116.6 million, with the increase primarily due to the continued growth in credit assets;

•	Total Digital Banking operations net interest margin on credit assets was unchanged year-over-year at 2.52%.;

•	Total Digital Banking operations overall net interest margin decreased 9 bps, or 4%, year-over-year, to 2.18%. The decrease in NIM was primarily attributable to periods of higher than typical liquidity held by the Bank over the course of fiscal 2025 to support anticipated ongoing RPP growth in the US, offset partially by lower cost of funds. The Bank’s net interest margin remained among the highest of the publicly traded Canadian Schedule I (federally licensed) banks;

•	Total Digital Banking operations provision for credit losses as a percentage of average credit assets remained negligible at 0.09%, compared with a 12-quarter average of 0.04%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) banks;

•	Total Digital Banking operations net income was $30.3 million compared with $39.6 million last year. Net income for fiscal 2025 included $9.9 million (before tax) of non-interest expenses primarily related to the one-time costs associated with the Bank’s Reorganization, as well as higher than typical tax provision attributable to various one-time tax expense adjustments;

•	Total Digital Banking operations income per common share was $0.96 compared with $1.48 for last year.

Digital Banking Canada

Note:  The financial results for Digital Banking Canada contain certain non-interest expenses for general corporate administrative costs.

•	Canadian Digital Banking operations net income was $27.6 million compared with $39.1 million last year. Net income for fiscal 2025 included $9.9 million (before tax) of non-interest expenses primarily related to the Bank’s Reorganization and one-time tax expense adjustments;

•	Canadian Digital Banking operations net income per common share was $0.87 compared with $1.47 last year. In addition to the impact of the Reorganization and higher than typical tax provision attributable to various one-time tax expense adjustments, the decrease compared to the third quarter of fiscal 2024 was due to the 25% higher number of shares outstanding following the treasury common share offering in December 2024.

Digital Banking US

•	US Digital Banking operations net income was $2.7 million compared with $465,000 for last year. The increase was primarily attributable to the strong growth in the RPP portfolio. US Digital Banking operations include expenses that are being incurred ahead of asset growth and revenue generated by the ramp up of the US RPP portfolio.

Digital Meteor

•	Digital Meteor’s net loss was $2,000 compared with net income of $254,000 for last year.

DRTC’s Cybersecurity Services Operations

•	DRTC’s net loss was $1.8 million compared with a net loss of $67,000 for last year.

Reorganization (previously referred to as the Proposed Corporate Realignment)

In May 2025, the Bank announced its intention, subject to the approval of VersaBank’s shareholders, the U.S. Federal Reserve, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), the Minister of Finance (Canada), the Toronto Stock Exchange (“TSX”), the Nasdaq Global Select Market (“Nasdaq”), and other applicable approvals, to implement a series of transactions that would result in, among other things, a new entity (the “Parent”), a newly incorporated Delaware corporation, succeeding VersaBank as the publicly traded entity in which existing shareholders hold their equity interests, thereby domesticating that public company as a U.S. reporting issuer incorporated in Delaware (the “Reorganization”). Under the proposed terms of the Reorganization, among other things, VersaBank will adopt an amendment to its by-laws and effect certain transactions to exchange all of its outstanding common shares for shares of the Parent (the “Share Exchange”). Following the Share Exchange, VersaBank will sell all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for a promissory note equal to the aggregate fair market value of those shares (the “Parent Note”), which will subsequently be distributed to the Parent as a return of capital.

FINANCIAL SUMMARY

(unaudited)		for the three months ended		for the year ended
		October 31	October 31	October 31	October 31
($CDN thousands except per share amounts)		2025	2024	2025	2024
Results of operations	$
Interest income		77,471	$73,238	$295,680	$285,419
Net interest income		32,633	24,901	116,168	102,655
Non-interest income		2,459	2,384	8,473	8,978
Total revenue		35,092	27,285	124,641	111,633
Provision for (recovery of) credit losses		1,319	(156)	4,413	(268)
Non-interest expenses		23,871	19,365	78,735	57,108
Digital banking		21,776	17,119	68,243	49,046
DRTC		1,896	2,391	9,683	8,533
Digital Meteor		546	196	2,208	888
Net income		5,204	5,516	28,458	39,748
Adjusted net income*		10,549	5,516	36,891	39,748
Income per common share:
Basic		$0.16	$0.20	$0.90	$1.49
Diluted		$0.16	$0.20	$0.90	$1.49
Adjusted income per common share basic and diluted*		$0.33	$0.20	$1.17	$1.49
Dividends paid on preferred shares		$-	$247	$-	$988
Dividends paid on common shares		$802	$650	$3,235	$2,600
Yield*		5.45%	6.23%	5.55%	6.31%
Cost of funds*		3.15%	4.11%	3.37%	4.04%
Net interest margin*		2.29%	2.12%	2.18%	2.27%
Net interest margin on credit assets*		2.65%	2.34%	2.52%	2.52%
Return on average common equity*		3.89%	5.28%	6.11%	10.16%
Adjusted return on average common equity*		7.81%	5.28%	7.85%	10.16%
Book value per common share*		$16.67	$15.35	$16.67	$15.35
Efficiency ratio*		68%	71%	63%	51%
Adjusted efficiency ratio*		55%	71%	55%	51%
Return on average total assets*		0.37%	0.45%	0.53%	0.86%
Provision for (recovery of) credit losses as a % of average credit
assets*		0.11%	(0.01%)	0.09%	(0.01%)
		as at
Balance Sheet Summary
Cash		$581,710	$225,254	$581,710	$225,254
Securities		80,923	299,300	80,923	299,300
Credit assets, net of allowance for credit losses		5,066,378	4,236,116	5,066,378	4,236,116
Average credit assets		4,922,347	4,142,783	4,651,247	4,043,260
Total assets		5,808,475	4,838,484	5,808,475	4,838,484
Deposits		4,860,863	4,144,673	4,860,863	4,144,673
Subordinated notes payable		103,516	102,503	103,516	102,503
Shareholders' equity		532,673	399,203	532,673	399,203
Capital ratios**
Risk-weighted assets		$3,943,657	$3,323,595	$3,943,657	$3,323,595
Common Equity Tier 1 capital		509,650	373,503	509,650	373,503
Total regulatory capital		619,890	481,176	619,890	481,176
Common Equity Tier 1 (CET1) capital ratio		12.92%	11.24%	12.92%	11.24%
Tier 1 capital ratio		12.92%	11.24%	12.92%	11.24%
Total capital ratio		15.72%	14.48%	15.72%	14.48%
Leverage ratio		8.47%	7.38%	8.47%	7.38%

* See definition under ‘Non-GAAP and Other Financial Measures’ in the 2025 Annual Management’s Discussion and Analysis.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s 2025 annual audited Consolidated Financial Statements and MD&A, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Conference Call

VersaBank will host a conference call and webcast today, Wednesday, December 10, 2025, at 9:00 a.m. (ET) to discuss its fourth quarter results, featuring a presentation by David Taylor, President & CEO and John Asma, CFO, followed by a question-and-answer period. To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at: https://emportal.ink/480WpuV to receive an instant automated call back.  Alternatively, you may also dial direct and be entered into the call by an Operator at:  1-416-945-7677 or 1-888-699-1199 (toll free).

For those preferring to listen to the presentation via the Internet, a live webcast will be available at https://app.webinar.net/k3oyjD7RKPQ or on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/.  The slide presentation management will use during the conference call/webcast will be available on the Bank's web site at: https://www.versabank.com/investor-relations/financial-results/.

The archived webcast presentation will be available for 90 days following the live event at https://app.webinar.net/k3oyjD7RKPQ and on the Bank's web site at: https://www.versabank.com/investor-relations/events-presentations/.  Replay of the teleconference will be available until January 10, 2026 by calling 289-819-1450 or 1-888-660-6345 (toll free) and the passcode is: 70234#

About VersaBank

VersaBank is a North American bank with a difference.  Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity.  In August 2024, VersaBank launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar US market.  VersaBank also owns Minnesota-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.  Through its wholly owned subsidiary, DBG Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary and proprietary Real Bank Deposit Tokens™).

VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”) including statements regarding the ability to obtain shareholder, regulatory and other approvals of the Reorganization; the expected realization of additional shareholder value, the simplification of the regulatory structure and the reduction of costs as a result of the Reorganization; the key elements of the Reorganization; the ability to obtain inclusion on stock indices, including the Russell 2000; the ability to continue to grow the US Receive Purchase Program; the ability to expand our net interest margin; and the ability to continue to grow the CMHC residential construction loan program. Forward-looking statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this press release that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economies in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; changes in trade laws and tariffs; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing.

Completion of VersaBank’s plan to realign its corporate structure to a standard US bank framework is subject to numerous factors, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, and other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes.

For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2025. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this press release or made from time to time by VersaBank or on its behalf.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at:  www.versabank.com

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